Exhibit 99.1

UNIASSELVI receives the maximum grade for potential offering of digital undergraduate course in Law

Florianópolis, Brazil, July 16, 2021 – Vitru Limited, or Vitru (Nasdaq: VTRU), today announced that the Brazilian Ministry of Education (Ministério da Educação), or the MEC, assessed and granted the highest grade (concept 5) in connection with the authorization process to allow Uniasselvi, the Vitru group’s higher education institution and commercial brand in Brazil, to offer a digital undergraduate course in Law.

Part of the process with the MEC to allow Uniasselvi to offer a digital undergraduate course in Law was completed in early July. This differentiated and innovative project is an important milestone in the process to approve the offering of digital Law courses.

To assign the maximum grade, the MEC applied three criteria: Didactic-Pedagogical Organization, Faculty and Tutors and Infrastructure.

The next steps in this process are (i) the review of such evaluation process by the Seres (Secretaria de Regulação e Supervisão do Ensino Superior, or Secretariat for Regulation and Supervision of Higher Education); and (ii) the publication of the Ordinance related to completion of the legal regulatory procedures of the MEC in connection with the authorization process for the digital undergraduate course in Law, following which Uniasselvi will be authorized to offer the course to 22,200 students annually.

The latest data published by the MEC about undergraduate Law Courses showed that, in 2019, 744 thousand students were enrolled in private on-campus Law courses, comprising approximately 18% of all private undergraduate on-campus students. The authorization to offer digital undergraduate courses in Law is a significant opportunity for the digital education segment in Brazil.

Vitru is committed to continue delivering innovative and quality solutions for its students and is proud to have this reflected by this grade 5 awarded to Uniasselvi by the MEC.

About Vitru

Vitru is the leading pure distance learning education group in the postsecondary distance learning market in Brazil. Through its invested companies, Vitru provides a complete pedagogical ecosystem focused on hybrid distance learning experience for undergraduates and continuing education students.

Vitru’s mission is to democratize access to education in Brazil through a digital ecosystem and empower every student to create their own successful story.

Forward Looking Statements

This press release includes “forward-looking statements” within the meaning of the U.S. federal securities laws. Statements contained herein that are not clearly historical in nature are forward-looking, and the words “anticipate,” “believe,” “continues,” “expect,” “estimate,” “intend,” “project” and similar expressions and future or conditional verbs such as “will,” “would,” “should,” “could,” “might,” “can,” “may,” or similar expressions are generally intended to identify forward-looking statements. These forward-looking statements speak only as of the date hereof and are based on Vitru’s current plans, estimates of future events, expectations and trends that affect or may affect our business, financial condition, results of operations, cash flow, liquidity, prospects and the trading price of Vitru’s common shares, and are subject to several known and unknown uncertainties and risks, many of which are beyond Vitru’s control. As a consequence, current plans, anticipated actions and future financial position and results of operations may differ significantly from those expressed in any forward-looking statements in this press release. You are cautioned not to unduly rely on such forward-looking statements when evaluating the information presented. Vitru does not undertake any obligation to update publicly or to revise any forward-looking statements after we distribute this press release because of new information, future events or other factors.

Contact:

Maria Carolina F. Gonçalves, IRO

e-mail: ir@vitru.com.br

website: https://investors.vitru.com.br/